May 25, 2011
Matthew Crispino
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Majesco Entertainment Company Registration Statement on Form S-3 Filed May 2, 2011

File No. 333-173863
Dear Mr. Crispino,
          We respond as follows to the Staff’s legal comments dated May 20, 2011 (the “Comment Letter”) relating to the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) of Majesco Entertainment Company (the “Company”). Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.
Incorporation of Certain Documents by Reference, page 12
     1. Please incorporate by reference your current report on Form 8-K filed on January 20, 2011 or advise. Refer to Item 12(a)(2) of Form S-3.
Response: We acknowledge the Staff’s comment and have incorporated by reference the Form 8-K filed on January 20, 2011.
Exhibit 5.1
     2. Please file your legality opinion with your next amendment.
Response: In response to the Staff’s comment, we have filed the legality opinion as Exhibit 5.1.
          The Company will provide the requested acknowledgements at such time as it requests acceleration of the effective date of the pending registration statement.

Todd.Mason@ThompsonHine.com Phone 212.908.3946 Fax 212.344.6101		hmm203389.1

THOMPSON HINE llp	335 Madison Avenue	www.ThompsonHine.com
Attorneys at Law	12th Floor	Phone 212.344.5680
A Limited Liability Partnership	New York, New York 10017-4611	Fax 212.344.6101
Including A Professional Corporation

May 25, 2011

          Please call the undersigned at (212) 908-3946 with any comments or questions regarding the registration statement and please send a copy of any written comments to the undersigned at the following address:
Very truly yours,
/s/ Todd E. Mason
Todd E. Mason

cc:	Securities and Exchange Commission (Mark P. Shuman, Branch Chief — Legal) Majesco Entertainment Company (Adam Sultan, General Counsel)